EXHIBIT E
FINANCIAL STATEMENTS

OlsenThielen & Co., Ltd.
CPAS AND ADVISORS

Springer Collections Inc.

Financial Statements (Unaudited)
Together with
Independent Accountants' Review Report

December 31, 2018

SPRINGER COLLECTIONS INC.

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Management
Springer Collections Inc.
St. Paul, Minnesota

We have reviewed the accompanying financial statements of Springer Collections Inc. (an S corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of operations and comprehensive income, stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Eden Prairie, Minnesota
November 15, 2019

Olsen Thielen & Co., Ltd.

1

2675 Long Lake Road | Roseville, Minnesota | 55113 1117 | 651 483 4521 | 651 483 2467 FAX
300 Prairie Center Drive, Suite 300 | Eden Prairie, Minnesota | 55344 7908 | 952 941 9242 | 952 941 0577 FAX
otcpas.com

SPRINGER COLLECTIONS INC.

BALANCE SHEET
DECEMBER 31, 2018 AND 2017
(See Independent Accountants' Review Report)

ASSETS

	2018	2017
CURRENT ASSETS:		
Accounts Receivable	$ 21,707	$ 14,615
Other	–	2,107
Total Current Assets	21,707	16,722
PROPERTY AND EQUIPMENT:		
Furniture and Equipment	25,000	25,000
Total Property and Equipment	25,000	25,000
Less Accumulated Depreciation	(25,000)	(25,000)
Total Property and Equipment	–	–
GOODWILL, NET	94,267	185,750
TOTAL ASSETS	$ 115,974	$ 202,472

The accompanying notes are an integral part of the financial statements.

SPRINGER COLLECTIONS INC.

BALANCE SHEET (Continued)
DECEMBER 31, 2018 AND 2017
(See Independent Accountants' Review Report)

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
CURRENT LIABILITIES:		
Checks Drawn in Excess	$ 8,630	$ 9,921
Line of Credit	393,435	–
Current Portion of Long Term Debt	–	65,900
Accounts Payable	48,463	68,523
Total Current Liabilities	450,528	144,344
LONG- TERM DEBT, Net	–	240,618
STOCKHOLDER'S DEFICIT:		
Common Stock, $10 Par Value, Authorized 100 Shares;		
100 Shares Issued and Outstanding	1,000	1,000
Additional Paid in Capital	1,909	1,909
Accumulated Deficit	(23,212)	45,827
Total Stockholder's Deficit	(20,303)	48,736
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 430,225	$ 433,698

The accompanying notes are an integral part of the financial statements.

SPRINGER COLLECTIONS INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2018 AND 2017
(See Independent Accountants' Review Report)

	2018	2017
NET SALES	$ 1,715,094	$ 1,937,833
DIRECT COSTS	1,063,300	1,221,892
GROSS PROFIT	651,794	715,941
OPERATING EXPENSES	663,402	655,279
INCOME (LOSS) FROM OPERATIONS	(11,608)	60,662
OTHER EXPENSE:		
Interest	(11,604)	(14,835)
Total Other Expense	(11,604)	(14,835)
NET INCOME (LOSS)	(23,212)	45,827
OTHER COMPREHENSIVE INCOME	–	–
TOTAL COMPREHENSIVE INCOME (LOSS)	$ (23,212)	$ 45,827

The accompanying notes are an integral part of the financial statements.

SPRINGER COLLECTIONS INC.

STATEMENT OF STOCKHOLER'S EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017
(See Independent Accountants' Review Report)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
BALANCE on December 31, 2016	$ 1,000	$ 1,909	$ (143,028)	$ –	$ (140,119)
Net Income			45,827		45,827
Stockholder Distributions			(88,198)		(88,198)
BALANCE on December 31, 2017	1,000	1,909	(185,399)	–	(182,490)
Net Loss			**(23,212)**		**(23,212)**
Stockholder Distributions			(128,852)		(128,852)
BALANCE on December 31, 2018	**$ 1,000**	**$ 1,909**	**$ (337,463)**	**$ –**	**$ (334,554)**

The accompanying notes are an integral part of the financial statements.

SPRINGER COLLECTIONS INC.

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017
(See Independent Accountants' Review Report)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ **(23,212)**	$ 45,827
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Flows From Operating Activities:		
Amortization	**91,483**	91,484
Changes in Assets and Liabilities:		
Accounts Receivable	**(7,092)**	(4,260)
Other	**2,107**	–
Accounts Payable	**(20,060)**	581
Net Cash Flows From Operating Activities	**43,226**	133,632
CASH FLOWS FROM FINANCING ACTIVITIES:		
Checks Drawn in Excess of Bank Deposits	**(1,291)**	9,921
Proceeds from Long Term Debt	**–**	114,225
Payments of Long Term Debt	**(306,518)**	(176,194)
Stockholder Distributions	**(128,852)**	(88,198)
Net Change on Line of Credit	**393,435**	–
Net Cash Flows From Financing Activities	**(43,226)**	(140,246)
NET CHANGE IN CASH	**–**	(6,614)
CASH at Beginning of Year	**–**	6,614
CASH at End of Year	$ **–**	$ –
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$ **11,604**	$ 14,835

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Springer Collections Inc. (the Company) is a collection agency that represents hospitals, banks, and various other industries in an attempt to collect outstanding debt. They are licensed and bonded with the State of Minnesota.

Accounting Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated for recognition or disclosure the events or transactions that occurred through November 15, 2019, the date the financial statements were available to be issued. Except as discussed below in Note 3 and 6 there were no subsequent events that required recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable are reported at the amount the Company expects to collect on balances outstanding at year end. The Company monitors outstanding balances and periodically writes off balances that are determined to be uncollectible. The Company has concluded that losses on balances outstanding at year end will be immaterial.

Equipment and Depreciation

Equipment is recorded at original cost. Additions, improvements or major renewals are capitalized. Any gains or losses on property and equipment retirements are reflected currently in operations.

Depreciation is computed using the straight-line method based on estimated service lives.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. The Company adopted the alternative accounting approach for the subsequent accounting for goodwill as provided for non-public companies. As such, the Company is amortizing goodwill on a straight-line basis over a period of ten years. Also pursuant to the accounting alternative, the Company will test its goodwill for impairment only upon the occurrence of an event or circumstance that may indicate the fair value of the entity as less than its carrying amount.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized upon receipt of collections.

Income Taxes

The Company has elected to have its income taxed to the shareholders under Subchapter S of the Internal Revenue Code.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. This includes positions that the entity is not subject to income taxes as a pass-through entity. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by taxing authorities, based on the technical merits of the positions. The Company has identified no significant income tax uncertainties.

Effective October 1, 2019, The Company converted to C Corporation for its tax status.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses were $784 and $653 for 2018 and 2017.

Recently Issued Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides guidance for accounting for revenue from contracts with customers. The new guidance outlines a single comprehensive model for companies to use in accounting for revenue from contracts with customers. This ASU is effective for annual periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019, with early adoption permitted. It can be adopted using either a retrospective approach or a modified retrospective approach. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842),* which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. This ASU is effective for annual and interim periods beginning after December 15, 2020 with early adoption permitted. It is to be adopted using the modified retrospective approach. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

NOTE 2 - GOODWILL

The Company's investment in goodwill consists of the following:

	2018	2017
Goodwill	$ 914,835	$ 914,835
Less Accumulated Amortization	(820,568)	(729,085)
Goodwill, Net	$ 94,267	$ 185,750

Estimated amortization expense of goodwill for each of the succeeding two years is 2019 - $91,483 and 2020 - $2,784.

NOTE 3 - LINE OF CREDIT AND LONG-TERM DEBT

Line of Credit

The Company has a line of credit agreement with a bank, which enables the Company to borrow up to $400,000 at a variable rate (5.12% at December 31, 2018). The line of credit is secured by substantially all company assets and is guaranteed by a stockholder of the Company. The balance outstanding on this loan at December 31, 2018 and 2017, was $393,435 and $0. Subsequent to the financial statement date, this line of credit was paid in full on July 25, 2019.

Long-Term Debt

Long-term debt is as follows:

	2018	2017
Note payable to former stockholder in monthly installments of $4,996 including interest at 6%. The note was repaid during 2018.	$ –	$ 232,803
Note payable to an individual including interest of 3.35%. The note was repaid during 2018.	–	23,063
Note payable to an individual including interest of 7%. The note was repaid during 2018.	–	50,652
Total Long-Term Debt	–	306,518
Less Current Maturities	–	65,900
Long-Term Debt	$ –	$ 240,618

NOTE 4 - RETIREMENT PLAN

The Company has a 401(k) Employee Savings Plan in effect for its employees who meet certain age and service requirements. All eligible employees may elect to contribute up to the maximum percentage of their compensation allowed by law. The plan allows for the Company to make discretionary matching contributions. The employer contributions to the Plan were $4,900 in 2018 and $6,600 in 2017.

NOTE 5 - CONCENTRATIONS

The Company derived 60% of its sales from four customers for 2018 and 50% of its sales from two customers for 2017.

NOTE 6 – EQUITY TRANSACTIONS

During 2019, the company issued 600,000 shares of Class A Voting Stock and 1,000,000 shares of Class A Common Stock for $400. In addition, the Company issued 75,000 shares of its Class B Preferred Stock for $75,000.